UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Pursuant to the requirements of the Mexican Stock Exchange (Bolsa Mexicana de Valores) (the “Mexican Stock Exchange”), CEMEX, S.A.B. de C.V. (“CEMEX”) (ADS: CX) today informed the Mexican Stock Exchange that the United Kingdom Competition Commission (the “UK Commission”) through the London Stock Exchange announced that it had issued Provisional Findings and Possible Remedies regarding the Market Investigation (“MIR”) it had started in early 2012.

On January 20, 2012, the UK Commission commenced a MIR into the supply or acquisition of cement, ready-mix concrete and aggregates for the period from 2007 to 2011. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to submit a final report on this investigation by no later than January 17, 2014.

CEMEX’s subsidiaries in the UK were invited to participate in the MIR and have fully cooperated. On May 20, 2013, the UK Commission issued Provisional Findings and Possible Remedies with an invitation for continued consultation with CEMEX and other Major participants in the MIR, the full Provisional Findings Report is expected to be issued on May 23, 2013. The UK Commission has provisionally found that there was a combination of structural and conduct features that gave rise to an adverse effect on competition in the Great Britain cement markets and an adverse effect on competition as a result of contracts involving certain major producers for the supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. The UK Commission has not identified any problems with the markets for aggregates or ready mix concrete. The possible remedies the UK Commission listed include, among others, the divestiture of cement production capacity and/or ready mix concrete plants by one or more of the top three cement producers and the creation of a cement buying group. Any interested party has until June 12, 2013 to respond to the Provisional Findings and Notice of Possible Remedies. Until such Provisional Findings and Possible Remedies are made final by January 17, 2014, we are not able to assess if these will have any material adverse impact on our results of operations. CEMEX shall continue to cooperate with the UK Commission regarding the MIR and in due time will submit its arguments and comments to the Provisional Findings and Possible Remedies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 21, 2013	By:		/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller